Exhibit 99.1

Weibo Announces Fourth Quarter and Fiscal Year 2024 Unaudited Financial Results and Annual Dividend

BEIJING, China – March 13, 2025 – Weibo Corporation (“Weibo” or the “Company”) (Nasdaq: WB and HKEX: 9898), a leading social media in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2024 and annual dividend.

“We capped off the year with solid performance in the fourth quarter of 2024,” said Gaofei Wang, CEO of Weibo. “In 2024, we have proactively adjusted our user strategy to focus on the acquisition and engagement of high quality users. On the content front, we further optimized our content ecosystem through reinforcement of our core areas of strength, investment into vertical content and construction of AI-empowered content ecosystem. On the monetization front, we delivered solid performance this year, with advertising business in a stabilized trend and good momentum of value-added service. Our operating efficiency remained solid, with operating margin reaching 28% and non-GAAP operating margin reaching 33% for the full year of 2024. With our decent profitability and healthy cash flow as foundation, we are committed to enhancing shareholder return. We are pleased to announce that our board of directors has approved the adoption of annual dividend policy and an annual dividend payout of US$200 million to our shareholders for fiscal year 2024.”

Fourth Quarter 2024 Highlights

•	Net revenues were US$456.8 million, a decrease of 1% year-over-year or relatively flat year-over-year on a constant currency basis [1].

•	Advertising and marketing revenues were US$385.9 million, a decrease of 4% year-over-year or a decrease of 3% year-over-year on a constant currency basis [1].

•	Value-added services (“VAS”) revenues were US$71.0 million, an increase of 18% year-over-year or an increase of 18% year-over-year on a constant currency basis [1].

•	Income from operations was US$117.9 million, representing an operating margin of 26%.

•	Net income attributable to Weibo’s shareholders was US$8.9 million and diluted net income per share was US$0.04.

•	Non-GAAP income from operations was US$136.2 million, representing a non-GAAP operating margin of 30%.

•	Non-GAAP net income attributable to Weibo’s shareholders was US$106.6 million and non-GAAP diluted net income per share was US$0.40.

•	Monthly active users (“MAUs”) were 590 million in December 2024.

•	Average daily active users (“DAUs”) were 260 million in December 2024.

[1] We define constant currency (non-GAAP) by assuming that the average exchange rate in the fourth quarter of 2024 had been the same as it was in the fourth quarter of 2023, or RMB7.22=US$1.00.

Fiscal Year 2024 Highlights

•	Net revenues were US$1.75 billion, relatively flat year-over-year or an increase of 1% year-over-year on a constant currency basis [1].

•	Advertising and marketing revenues were US$1.50 billion, a decrease of 2% year-over-year or a decrease of 1% year-over-year on a constant currency basis [1].

•	Value-added services (“VAS”) revenues were US$256.0 million, an increase of 13% year-over-year or an increase of 15% year-over-year on a constant currency basis [1].

•	Income from operations was US$494.3 million, representing an operating margin of 28%.

•	Net income attributable to Weibo’s shareholders was US$300.8 million and diluted net income per share was US$1.16.

•	Non-GAAP income from operations was US$584.1 million, representing a non-GAAP operating margin of 33%.

•	Non-GAAP net income attributable to Weibo’s shareholders was US$478.6 million and non-GAAP diluted net income per share was US$1.82.

Fourth Quarter 2024 Financial Results

For the fourth quarter of 2024, Weibo’s total net revenues were US$456.8 million, a decrease of 1% compared to US$463.7 million for the same period last year.

Advertising and marketing revenues for the fourth quarter of 2024 were US$385.9 million, a decrease of 4% compared to US$403.7 million for the same period last year. The decrease was mainly due to the underperformance of online game sector, as we faced a tough year-over-year comparison due to the concentrated release of blockbuster games in the fourth quarter of 2023. Advertising and marketing revenues excluding advertising revenues from Alibaba were US$345.5 million, a decrease of 4% compared to US$358.8 million for the same period last year.

VAS revenues for the fourth quarter of 2024 were US$71.0 million, an increase of 18% year-over-year compared to US$59.9 million for the same period last year, primarily driven by the growth of membership services and game-related revenues.

[1] We define constant currency (non-GAAP) by assuming that the average exchange rate of 2024 had been the same as it was in 2023, or RMB7.08=US$1.00.

Costs and expenses for the fourth quarter of 2024 totaled US$338.9 million, a decrease of 2% compared to US$344.7 million for the same period last year.

Income from operations for the fourth quarter of 2024 was US$117.9 million, compared to US$119.0 million for the same period last year. Operating margin was 26%, same as last year. Non-GAAP income from operations was US$136.2 million, compared to US$145.9 million for the same period last year. Non-GAAP operating margin was 30%, compared to 31% last year.

Non-operating loss for the fourth quarter of 2024 was US$85.1 million, compared to non-operating income of US$42.3 million for the same period last year. Non-operating loss for the fourth quarter of 2024 mainly included (i) investment related impairment of US$82.8 million, which was excluded under non-GAAP measures; (ii) loss from fair value change of investments of US$3.9 million, which was excluded under non-GAAP measures; and (iii) net interest and other income of US$1.6 million.

Income tax expenses for the fourth quarter of 2024 were US$20.0 million, compared to US$72.6 million for the same period last year. The decrease was primarily due to the accrual of withholding tax related to the earnings of the company’s wholly-foreign owned enterprise (“WFOE”). In 2024, the Company accrued withholding tax related to its WFOE's earnings for 2024 on a quarterly basis. In contrast, in the fourth quarter of 2023, the Company cumulatively accrued a US$43.7 million withholding tax related to its WFOE’s earnings for 2023 and certain years prior to 2023. These earnings have been and are expected to be remitted to Weibo Hong Kong Limited to fund the demand for U.S. dollars in business operations, payments of dividends and debts, and potential investments, etc.

Net income attributable to Weibo’s shareholders for the fourth quarter of 2024 was US$8.9 million, compared to US$83.2 million for the same period last year. Diluted net income per share attributable to Weibo’s shareholders for the fourth quarter of 2024 was US$0.04, compared to US$0.34 for the same period last year. Non-GAAP net income attributable to Weibo’s shareholders for the fourth quarter of 2024 was US$106.6 million, compared to US$76.4 million for the same period last year. Non-GAAP diluted net income per share attributable to Weibo’s shareholders for the fourth quarter of 2024 was US$0.40, compared to US$0.31 for the same period last year.

As of December 31, 2024, Weibo’s cash, cash equivalents and short-term investments totaled US$2.4 billion. For the fourth quarter of 2024, cash provided by operating activities was US$244.0 million, capital expenditures totaled US$17.7 million, and depreciation and amortization expenses amounted to US$ 14.4 million.

Fiscal Year 2024 Financial Results

For fiscal year 2024, Weibo’s total net revenues were US$1.75 billion, relatively flat compared to US$1.76 billion in 2023.

Advertising and marketing revenues for 2024 were US$1.50 billion, a decrease of 2% compared to US$1.53 billion in 2023. Advertising and marketing revenues excluding advertising revenues from Alibaba were US$1.38 billion, a decrease of 3% compared to US$1.42 billion for 2023.

VAS revenues for 2024 were US$256.0 million, an increase of 13% compared to US$225.8 million for 2023.

Costs and expenses for 2024 totaled US$1.26 billion, a decrease of 2% compared to US$1.29 billion for 2023.

Income from operations for 2024 was US$494.3 million, compared to US$472.9 million for 2023. Operating margin for 2024 was 28%, compared to 27% last year. Non-GAAP income from operations was US$584.1 million, compared to US$592.1 million for 2023. Non-GAAP operating margin was 33%, compared to 34% last year.

Non-operating loss for 2024 was US$73.7 million, compared to non-operating income of US$29.8 million for 2023. Non-operating loss in 2024 mainly included (i) investment related impairment of US$91.9 million, which was excluded under non-GAAP measures; (ii) gain from fair value change of investments of US$18.6 million, which was excluded under non-GAAP measures; and (iii) net interest and other income of US$0.9 million.

Income tax expenses for 2024 were US$110.6 million, compared to US$145.3 million for 2023. In 2024, the Company accrued a US$22.1 million withholding tax related to its WFOE’s earnings for 2024. In 2023, the Company cumulatively accrued a US$43.7 million withholding tax related to its WFOE’s earnings for 2023 and certain years prior to 2023.

Net income attributable to Weibo’s shareholders for 2024 was US$300.8 million, compared to US$342.6 million for 2023. Diluted net income per share attributable to Weibo’s shareholders for 2024 was US$1.16, compared to US$1.43 for 2023. Non-GAAP net income attributable to Weibo’s shareholders for 2024 was US$478.6 million, compared to US$450.6 million for 2023. Non-GAAP diluted net income per share attributable to Weibo’s shareholders for 2024 was US$1.82, compared to US$1.88 for 2023.

For fiscal year 2024, cash provided by operating activities was US$639.9 million, compared to US$672.8 million for 2023. Capital expenditures totaled US$61.5 million, and depreciation and amortization expenses amounted to US$58.1 million.

Adoption of Dividend Policy and Declaration of 2024 Dividend

On March 12, 2025, the Company's board of directors (the “Board”) adopted a cash dividend policy (the “Dividend Policy”), under which the Company may choose to declare and distribute a cash dividend each year in accordance with the memorandum and articles of association of the Company and applicable laws and regulations. Under the policy, the Board determines whether to make dividend distributions and the amount of such distributions in any particular year, depending on the Company's results of operations and earnings, cash flow, financial condition, capital requirements and other relevant considerations that the Board deems relevant.

Accordingly, on the same day, for the fiscal year of 2024, the Board declared a cash dividend of US$0.82 per ordinary share, or US$0.82 per ADS, payable in U.S. dollars, to holders of record of ordinary shares and ADSs as of the close of business on April 9, 2025, Beijing/Hong Kong Time and New York Time, respectively, in accordance with the Dividend Policy. The aggregate amount of cash dividends to be paid will be approximately US$200 million. For holders of Class A ordinary shares, in order to qualify for the dividend, all valid documents for the transfer of shares accompanied by the relevant share certificates must be lodged for registration with the Company's Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, no later than 4:30 p.m. on April 9, 2025 (Beijing/Hong Kong Time). The payment date is expected to be on or around May 8, 2025 for holders of ordinary shares and on or around May 15, 2025 for holders of ADSs.

Conference Call

Weibo’s management team will host a conference call from 7:00 AM to 8:00 AM Eastern Time on March 13, 2025 (or 7:00 PM to 8:00 PM Beijing Time on March 13, 2025) to present an overview of the Company's financial performance and business operations.

Participants who wish to dial in to the teleconference must register through the below public participant link. Dial in and instruction will be in the confirmation email upon registering.

Participants Registration Link: https://register.vevent.com/register/BIf3e83e2236a24ff5839823fdb84a4a1f

Additionally, a live and archived webcast of this conference call will be available at http://ir.weibo.com.

Non-GAAP Financial Measures

This release contains the following non-GAAP financial measures: non-GAAP income from operations, non-GAAP net income attributable to Weibo’s shareholders, non-GAAP diluted net income per share attributable to Weibo’s shareholders and adjusted EBITDA. These non-GAAP financial measures should be considered in addition to, not as a substitute for, measures of the Company’s financial performance prepared in accordance with U.S. GAAP.

The Company’s non-GAAP financial measures exclude stock-based compensation, amortization of intangible assets resulting from business acquisitions, net results of impairment and provision on investments, gain/loss on sale of investments and fair value change of investments, non-GAAP to GAAP reconciling items on the share of equity method investments, non-GAAP to GAAP reconciling items for the income/loss attributable to non-controlling interests, income tax expense related to the amortization of intangible assets resulting from business acquisitions and fair value change of investments (other non-GAAP to GAAP reconciling items have no tax effect), and amortization of issuance cost of convertible senior notes, unsecured senior notes and long-term loans. Adjusted EBITDA represents non-GAAP net income attributable to Weibo’s shareholders before interest income/expense, net, income tax expenses/benefits, and depreciation expenses.

The Company’s management uses these non-GAAP financial measures in their financial and operating decision-making, because management believes these measures reflect the Company’s ongoing operating performance in a manner that allows more meaningful period-to-period comparisons. The Company believes that these non-GAAP financial measures provide useful information to investors and others in the following ways: (i) in comparing the Company’s current financial results with the Company’s past financial results in a consistent manner, and (ii) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does. The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gains/losses and other items (i) that are not expected to result in future cash payments or (ii) that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

Use of non-GAAP financial measures has limitations. The Company’s non-GAAP financial measures do not include all income and expense items that affect the Company’s operations. They may not be comparable to non-GAAP financial measures used by other companies. Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures. Reconciliations of the Company’s non-GAAP financial measures to the nearest comparable GAAP measures are set forth in the section below titled “Unaudited Reconciliation of Non-GAAP to GAAP Results.”

About Weibo

Weibo is a leading social media for people to create, share and discover content online. Weibo combines the means of public self-expression in real time with a powerful platform for social interaction, content aggregation and content distribution. Any user can create and post a feed and attach multi-media and long-form content. User relationships on Weibo may be asymmetric; any user can follow any other user and add comments to a feed while reposting. This simple, asymmetric and distributed nature of Weibo allows an original feed to become a live viral conversation stream.

Weibo enables its advertising and marketing customers to promote their brands, products and services to users. Weibo offers a wide range of advertising and marketing solutions to companies of all sizes. Weibo generates a substantial majority of its revenues from the sale of advertising and marketing services, including the sale of social display advertisement and promoted marketing offerings. Weibo displays content in a simple information feed format and offers native advertisement that conform to the information feed on our platform. We are continuously refining our social interest graph recommendation engine, which enables our customers to perform people marketing and target audiences based on user demographics, social relationships, interests and behaviors, to achieve greater relevance, engagement and marketing effectiveness.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology, such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “confidence,” “estimates” and similar statements. Among other things, Weibo’s expected financial performance and strategic and operational plans, as described, without limitation, in quotations from management in this press release, contain forward-looking statements. Weibo may also make written or oral forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, Weibo’s limited operating history in certain new businesses; failure to sustain or grow active user base and the level of user engagement; the uncertain regulatory landscape in China; fluctuations in the Company’s quarterly operating results; the Company’s reliance on advertising and marketing sales for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products; failure to compete effectively for advertising and marketing spending; failure to successfully integrate acquired businesses; risks associated with the Company’s investments, including equity pick-up and impairment; failure to compete successfully against new entrants and established industry competitors; changes in the macro-economic environment, including the depreciation of the Renminbi; and adverse changes in economic and political policies of the PRC government and its impact on the Chinese economy. Further information regarding these and other risks is included in Weibo’s annual reports on Form 20-F and other filings with the SEC and the Hong Kong Stock Exchange. All information provided in this press release is current as of the date hereof, and Weibo assumes no obligation to update such information, except as required under applicable law.

Contact:

Investor Relations

Weibo Corporation

Phone: +86 10 5898-3336

Email: ir@staff.weibo.com

WEIBO CORPORATION
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except per share data)

	Three months ended			Twelve months ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2023	2024	2024	2023	2024
Net revenues:
Advertising and marketing	$403,739	$398,615	$385,850	$1,534,014	$1,498,693
Value-added services	59,928	65,865	70,977	225,822	255,984
Net revenues	463,667	464,480	456,827	1,759,836	1,754,677

Costs and expenses:
Cost of revenues (1)	100,156	92,381	100,529	374,279	369,521
Sales and marketing (1)	139,726	123,069	139,863	461,421	480,791
Product development (1)	67,243	80,411	75,921	333,628	308,747
General and administrative (1)	37,537	27,297	22,634	117,574	101,294
Total costs and expenses	344,662	323,158	338,947	1,286,902	1,260,353
Income from operations	119,005	141,322	117,880	472,934	494,324

Non-operating income (loss):
Investment related income (loss), net	25,544	16,905	(86,737)	18,594	(74,557)
Interest and other income, net	16,713	6,699	1,618	11,254	888
	42,257	23,604	(85,119)	29,848	(73,669)

Income before income tax expenses	161,262	164,926	32,761	502,782	420,655
Less: Income tax expenses	72,578	32,197	20,034	145,287	110,550

Net income	88,684	132,729	12,727	357,495	310,105
Less: Net income attributable to non-controlling interests	808	545	992	2,095	2,556
Accretion to redeemable non-controlling interests	4,646	1,617	2,870	12,802	6,748
Net income attributable to Weibo’s shareholders	$83,230	$130,567	$8,865	$342,598	$300,801

Basic net income per share attributable to Weibo’s shareholders	$0.35	$0.55	$0.04	$1.45	$1.27
Diluted net income per share attributable to Weibo’s shareholders	$0.34	$0.50	$0.04	$1.43	$1.16

Shares used in computing basic net income per share attributable to Weibo’s shareholders	236,311	237,499	237,970	235,560	237,324

Shares used in computing diluted net income per share attributable to Weibo’s shareholders	246,382	265,824	239,983	239,974	265,241

(1) Stock-based compensation in each category:
Cost of revenues	$1,851	$1,539	$1,115	$8,933	$5,954
Sales and marketing	3,559	3,454	2,553	16,528	13,041
Product development	11,079	8,593	6,079	51,441	33,403
General and administrative	5,259	4,512	3,650	24,229	17,316

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WEIBO CORPORATION
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

	As of
	December 31,	December 31,
	2023	2024
Assets
Current assets:
Cash and cash equivalents	$2,584,635	$1,890,632
Short-term investments	641,035	459,852
Accounts receivable, net	440,768	339,754
Prepaid expenses and other current assets	359,881	348,774
Amount due from SINA(1)	486,397	452,769
Current assets subtotal	4,512,716	3,491,781

Property and equipment, net	220,663	215,034
Goodwill and intangible assets, net	300,565	272,004
Long-term investments	1,320,386	1,389,199
Other non-current assets	926,028	1,136,481
Total assets	$7,280,358	$6,504,499

Liabilities, Redeemable Non-controlling Interests and Shareholders’ Equity
Liabilities:
Current liabilities:
Accounts payable	$161,493	$158,435
Accrued expenses and other current liabilities	666,833	652,369
Income tax payable	94,507	84,690
Deferred revenues	75,187	72,642
Unsecured senior notes	799,325	-
Current liabilities subtotal	1,797,345	968,136

Long-term liabilities:
Convertible senior notes	317,625	320,803
Unsecured senior notes	743,695	744,662
Long-term loans	791,647	795,311
Other long-term liabilities	112,430	96,701
Total liabilities	3,762,742	2,925,613

Redeemable non-controlling interests	68,728	45,103

Shareholders’ equity :
Weibo shareholders’ equity	3,398,735	3,482,771
Non-controlling interests	50,153	51,012
Total shareholders’ equity	3,448,888	3,533,783
Total liabilities, redeemable non-controlling interests and shareholders’ equity	$7,280,358	$6,504,499

(1) Included short-term loans to and interest receivable from SINA of US$445.2 million as of December 31, 2023 and US$417.7 million as of December 31, 2024.

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WEIBO CORPORATION

UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS

(In thousands of U.S. dollars, except per share data)

	Three months ended			Twelve months ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2023	2024	2024	2023	2024
Income from operations	$119,005	$141,322	$117,880	$472,934	$494,324
Add: Stock-based compensation	21,748	18,098	13,397	101,131	69,714
Amortization of intangible assets resulting from business acquisitions	5,103	5,112	4,874	18,022	20,056
Non-GAAP income from operations	$145,856	$164,532	$136,151	$592,087	$584,094

Net income attributable to Weibo’s shareholders	$83,230	$130,567	$8,865	$342,598	$300,801
Add: Stock-based compensation	21,748	18,098	13,397	101,131	69,714
Amortization of intangible assets resulting from business acquisitions	5,103	5,112	4,874	18,022	20,056
Investment related gain/loss, net (1)	(25,544)	(16,905)	86,737	(18,594)	74,557
Non-GAAP to GAAP reconciling items on the share of equity method investments	(10,547)	1,975	(5,598)	1,804	13,323
Non-GAAP to GAAP reconciling items for the income/loss attributable to non-controlling interests	(311)	(501)	(346)	(725)	(1,718)
Tax effects on non-GAAP adjustments (2)	(781)	(1,112)	(3,284)	(1,957)	(6,581)
Amortization of issuance cost of convertible senior notes, unsecured senior notes and long-term loans	3,468	1,951	1,943	8,287	8,485
Non-GAAP net income attributable to Weibo’s shareholders	$76,366	$139,185	$106,588	$450,566	$478,637

Non-GAAP diluted net income per share attributable to Weibo’s shareholders	$0.31 *	$0.53 *	$0.40 *	$1.88 *	$1.82 *

Shares used in computing GAAP diluted net income per share attributable to Weibo’s shareholders	246,382	265,824	239,983	239,974	265,241
Add: The number of shares for dilution resulted from convertible senior notes (3)	-	-	26,411	-	-
Shares used in computing non-GAAP diluted net income per share attributable to Weibo’s shareholders	246,382	265,824	266,394	239,974	265,241

Adjusted EBITDA:
Net income attributable to Weibo’s shareholders	$83,230	$130,567	$8,865	$342,598	$300,801
Non-GAAP adjustments	(6,864)	8,618	97,723	107,968	177,836
Non-GAAP net income attributable to Weibo’s shareholders	76,366	139,185	106,588	450,566	478,637
Interest income, net	(870)	(6,348)	(1,514)	(6,424)	(26,423)
Income tax expenses	73,359	33,309	23,318	147,245	117,131
Depreciation expenses	9,303	8,985	9,248	39,220	36,819
Adjusted EBITDA	$158,158	$175,131	$137,640	$630,607	$606,164

Net revenues	$463,667	$464,480	$456,827	$1,759,836	$1,754,677

Non-GAAP operating margin	31%	35%	30%	34%	33%

(1)	To adjust impairment and provision on investments, gain/loss on sale of investments and fair value change of investments.

(2)	To adjust the income tax effects of non-GAAP adjustments, which primarily related to amortization of intangible assets resulting from business acquisitions and fair value change of investments. Other non-GAAP adjustment items have no tax effect, because (i) they were recorded in entities established in tax free jurisdictions, or (ii) full valuation allowances were provided for related deferred tax assets as it is more-likely-than-not they will not be realized.

(3)	To adjust the number of shares for dilution resulted from convertible senior notes which were anti-dilutive under GAAP measures.

*   Net income attributable to Weibo’s shareholders is adjusted for interest expense of convertible senior notes for calculating diluted EPS.

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WEIBO CORPORATION

UNAUDITED ADDITIONAL INFORMATION

(In thousands of U.S. dollars)

	Three months ended			Twelve months ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2023	2024	2024	2023	2024
Net revenues
Advertising and marketing
Non-Ali advertisers	$358,848	$377,112	$345,528	$1,422,406	$1,381,908
Alibaba	44,891	21,503	40,322	111,608	116,785
Subtotal	403,739	398,615	385,850	1,534,014	1,498,693

Value-added services	59,928	65,865	70,977	225,822	255,984
	$463,667	$464,480	$456,827	$1,759,836	$1,754,677

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